                                                Filed Pursuant to Rule 424(b)(3)
                                                  Registration Number 333-119363

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 2, 2006)

                               AUTOCAM CORPORATION

                   10.875% SENIOR SUBORDINATED NOTES DUE 2014

                                   ----------

     Attached hereto and incorporated by reference herein is our Current Report on Form 8-K dated January 8, 2007. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated May 2, 2006, with respect to the 10.875% Senior Subordinated Notes Due 2014, including any amendments or supplements thereto.

                                   ----------

     INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

                                   ----------

                              GOLDMAN, SACHS & CO.

                                   ----------

                                 January 8, 2007
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

        Date of Report (Date of earliest event reported): January 8, 2007
                              (January 6, 2007)

                               AUTOCAM CORPORATION
             (Exact name of registrant as specified in its charter)

          MICHIGAN                      333-119215                38-2790152
(State or other jurisdiction     (Commission File Number)       (IRS Employer
        of incorporation)                                    Identification No.)

           4436 BROADMOOR AVENUE SOUTHEAST, KENTWOOD, MICHIGAN, 49512
               (Address of principal executive offices) (Zip Code)

       Registrant's telephone number, including area code: (616) 698-0707

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01.  OTHER EVENTS.

On January 6, 2007, Autocam Corporation ("we", "our", or "us") executed a term sheet signed by the holders ("Noteholders") of 85% of our obligations under our $140.0 million of outstanding 10.875% senior subordinated notes due June 2014 (the "Notes") concerning the terms of a possible recapitalization of Autocam. As part of the proposed recapitalization, the Noteholders would purchase $85.0 million of newly issued equity securities in the form of a payment-in-kind preferred stock (the "PIK Preferred Stock") and convert all of their Notes into substantially all of the common equity of Autocam. The proposed agreement anticipates that the indebtedness under our second lien credit facility (which had an amount outstanding as of January 5, 2007 of $77.7 million) will be repaid in full with proceeds of the PIK Preferred Stock. Any excess would be used to satisfy expenses of the transaction and increase working capital.

In addition, pursuant to the proposed agreement, all outstanding equity securities of Autocam, and all options, warrants or rights to acquire any equity securities of Autocam will be canceled. However, the proposed agreement provides that the current equity holders (other than those employed by Autocam) will be entitled to purchase a portion of the PIK Preferred Stock, will retain a common equity interest in Autocam and will be granted warrants to purchase additional common equity of Autocam. The term sheet has been approved by the board of directors and the stockholders of Autocam, but is subject to final negotiations, documentation and customary conditions of closing.

To facilitate the transactions contemplated by the term sheet, we have separately reached agreement with the holders of 100% of our obligations under our second lien credit facility to defer the payment of interest under that facility until the earliest of (a) February 28, 2007, (b) the closing of a refinancing of the second lien credit facility or general restructuring of our indebtedness and capital structure, or (c) the existence of certain other events of default under the second lien credit agreement. Pursuant to the agreement described above, we did not make the interest payment on the second lien credit facility that was due December 29, 2006.

Separately, we anticipate that as part of the recapitalization, our first lien secured credit facilities (which had an amount outstanding as of January 5, 2007 of $107.4 million) would remain in place or be refinanced on market terms. After completion of the recapitalization, we anticipate that we would have approximately $110.0 million of funded secured indebtedness.

The proposed agreement contemplated by the term sheet would significantly enhance our financial strength and operational flexibility, which would benefit all of our stakeholders. The recapitalization would improve our short- and long-term liquidity on a global basis allowing us to better serve our customers, meet our debt service and working capital requirements and fund capital expenditures for new programs.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Autocam Corporation


                                        By: /s/ John C. Kennedy
                                            ------------------------------------
                                        Name: John C. Kennedy
                                        Title: President and Chief Executive
                                               Officer

Dated: January 8, 2007